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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination completed:

               814-124                                           December 31, 2002
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2.  State Identification Number:

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
AL RC29300025   AK 93-00839      AZ S-0032159- AR 92-L604      CA 505-6486   CO RF-93-05-
                                    QUAL                                        308
CT S021143      DE               DC            FL 39148-001    GA 56891497   HI
ID 42609        IL 9428215       IN 92-0676    IA I-29639      KS 905000021  KY 28716
LA 28195        ME 93-1606       MD SR920480   MA 94-3355      MI 103217     MN R36213
MS FI-92-11-001 MO 1992-01099    MT            NE              NV R92-155    NH
NJ SR-7107      NM P942354       NY            NC 776          ND E899       OH 87100
OK I-37863      OR 92-1029       PA 92-11-8C   RI              SC 41064      SD 19285
TN RM94-3287    TX C41440-000-01 UT A23677-06  VT 11/17/92-04  VA            WA C-35256
WV I-17491      WI 270232-01     WY            PUERTO RICO
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Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Medical Partners I, L.P.
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive
Growth Fund, L.P.,
Technology Funding Venture Partners V, An Aggressive
Growth Fund, L.P.,
Technology Funding Medical Partners I, L.P. and,
Technology Funding Venture Capital Fund VI, LLC



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive
Growth Fund, L.P., Technology Funding Venture Partners V,
An Aggressive Growth Fund, L.P., Technology Funding
Medical Partners I, L.P., and Technology Funding Venture
Capital Fund VI, LLC (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule
17f-2 fn 15 under the Investment Company Act of 1940 (the
Act) as of December 31, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, and with respect to agreement of security purchases and sales, for the period from November
20, 2002, through December 31, 2002.

Count and inspection of all securities located in the vault of Borel Bank
Reconciliation of all such securities to the books and records of the Funds and the Custodian
Agreement of 6 security purchases and no security sales or maturities since November 20, 2002 from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
January 14, 2003

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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 20, 2002, and from November 20, 2002 through December 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 20, 2002, and from
November 20, 2002 through December 31, 2002, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
January 14, 2003